Michael Gilson +1 650 752 2015 michael.gilson@davispolk.com	Davis Polk & Wardwell llp 1600 El Camino Real Menlo Park, CA 94025 davispolk.com

December 28, 2023
Re:	Eargo, Inc. Schedule 13E-3 filed November 21, 2023 by PSC Echo, LP et al. File No. 005-91783 Preliminary Proxy Statement filed November 21, 2023 File No. 001-39616
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Blake Grady David Plattner

Mr. Grady and Mr. Plattner:
On behalf of Eargo, Inc. (the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission relating to the Company’s Proxy Statement on Schedule 14A (the “Proxy Statement”) contained in the Staff’s letter dated December 15, 2023 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Proxy Statement and is filing Amendment No. 1 to the Proxy Statement on Schedule 14A (the “Amended Proxy Statement”) and Amendment No. 1 to the Schedule 13E-3, together with this response letter.
For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in the Amended Proxy Statement.
Preliminary Proxy Statement filed November 21, 2023
General
1.	Please revise to mark the cover page of the proxy statement as a “Preliminary Copy,” as required by Rule 14a-6(e)(1) of Regulation 14A.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page of the Amended Proxy Statement accordingly to reflect that the Amended Proxy Statement is a preliminary copy.

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Mergers & Acquisitions

2.
Refer to the paragraph on page 18 of the preliminary proxy statement beginning with the following sentence: “In the first quarter of 2022, Patient Square proactively approached Eargo to express interest in a potential investment.” In light of this disclosure, please advise why Patient Square is not an affiliate of Eargo engaged in the Rule 13e-3 transaction and should not be listed as a signatory to the Schedule 13E-3 signature page and included as a filing person. In addition, refer to the following statement on page 94: “Because the Merger is a ‘going private’ transaction, Eargo, Parent, Merger Sub, the PSC Stockholder and Patient Square have filed with the SEC a Transaction Statement on Schedule 13[E]-3 with respect to the Merger” (emphasis added).

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the entity referred to as “Patient Square” in the Proxy Statement is Patient Square Capital, LP, an investment adviser to funds invested in the Company through the PSC Stockholder, PSC Echo, LP. Patient Square Capital, LP does not control decisions made by the PSC Stockholder with respect to the Company. Instead, decisions with respect to the Company are made by PSC Echo GP, LLC in its capacity as the general partner of the PSC Stockholder, acting through its management committee. The Company confirms that the PSC Stockholder, which is the holder of approximately 76.2% of the Company’s common stock and engaged in the transaction, as well as PSC Echo GP, LLC, are listed as signatories to the Schedule 13E-3 signature page and included among the filing persons.  In response to the Staff’s comment, the Company has corrected the disclosure on page 94 of the Amended Proxy Statement to remove the reference to “Patient Square” and replace it with “PSC Echo GP, LLC.”

3.
We note that you have incorporated by reference the information required by Item 14 of Schedule 14A. Please note that this information may be incorporated by reference to the same extent as would be permitted by Form S-4, pursuant to Item 14(e)(1) to Schedule 14A. However, it does not appear that you are eligible to incorporate by reference. As such, please revise the Schedule 14A to include the information required by Item 14.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 91 and E-1 to F-99 of the Amended Proxy Statement accordingly to reflect the information required by Item 14 of Schedule 14A.
Purpose and Reasons of Eargo for the Merger; Recommendation of the Eargo Board and the Special Committee; Fairness of the Merger, page 24
4.
We note that the Eargo Board acted upon the recommendation of the Special Committee. We also note that the Special Committee considered Perella Weinberg’s analyses and opinion. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to state, if true, that the Special Committee adopted Perella Weinberg’s analyses and conclusion as its own. Alternatively, revise your disclosure to include disclosure responsive to Item 1014 of Regulation M-A and to address the factors listed in Instruction 2 to Item 1014.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 28 of the Amended Proxy Statement accordingly to reflect the Special Committee’s adoption of Perella Weinberg’s analyses and conclusion.
5.	Please provide the disclosure required by Item 1004(e) of Regulation M-A.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 85 of the Amended Proxy Statement accordingly to reflect that no provision has been made to grant the Company’s unaffiliated stockholders access to the corporate files of the Company, any other party to the merger or any of their respective affiliates or to obtain counsel or appraisal services at the expense of the Company or any other such party or affiliate.

December 28, 2023	2

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Mergers & Acquisitions
Opinion of the Special Committee’s Financial Advisor, page 28
6.
Please revise to disclose the data underlying the results described in this section and to show how that information resulted in the multiples and values disclosed. For example, disclose the estimated enterprise value for each selected company that is the basis for the multiples disclosed on page 31 with respect to the Selected Public Companies Analysis.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 31-32 of the Amended Proxy Statement accordingly to disclose the data underlying the results described in the Opinion of the Special Committee’s Financial Advisor section and to show how that information resulted in the multiples and values disclosed.

7.
We note your disclosure that “other than acting as financial advisor to the Company in connection with a PSC Stockholder-provided financing in 2022, during the two-year period prior to October 29, 2023, no material relationship existed between Perella Weinberg or its affiliates, on the one hand, and Patient Square, the Parent Entities, the Company or any of their respective affiliates, on the other hand, pursuant to which Perella Weinberg or its affiliates received or anticipates receiving compensation” (emphasis added). Revise to disclose the amount of fees paid to Perella Weinberg in connection with the PSC Stockholder-provided financing. Refer to Item 1015(b)(4) of Regulation M-A.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 33 of the Amended Proxy Statement accordingly to disclose the amount of fees paid to Perella Weinberg in connection with the PSC Stockholder-provided financing.
Position of the Parent Entities as to the Fairness of the Merger, page 34
8.
We note the following disclosure on page 36, which appears to be either incomplete or duplicative: “[t]he Parent Entities attempted to negotiate the terms of a transaction that would be most favorable to them, and not to the stockholders of Eargo, and, accordingly, did not negotiate the Merger. The Parent Entities attempted to negotiate the terms of a transaction that would be most favorable to them…” Please revise.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 36 of the Amended Proxy Statement accordingly to remove the duplicative text.
Purpose and Reasons of the Parent Entities for the Merger, page 36
9.	Please disclose the Parent Entities’ reasons for undertaking the transaction at this time, as opposed to at any other time. Refer to Item 1013(c) of Regulation M-A.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 37 of the Amended Proxy Statement accordingly to disclose the Parent Entities’ reasons for undertaking the transaction at this time.

December 28, 2023	3

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Mergers & Acquisitions

Cautionary Statement Concerning Forward-Looking Information, page 68
10.
We note your reference to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Note that the safe harbor protections for forward-looking statements contained in those federal securities laws do not apply to statements made in connection with a going-private transaction. See Section 21E(b)(1)(E) of the Securities Exchange Act of 1934. Please revise.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 68 of the Amended Proxy Statement accordingly to remove references to the safe harbor protections for forward-looking statements contained in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.
Voting Intentions of Eargo’s Directors and Executive Officers, page 71
11.
We note your disclosure that “[a]s of the date of the filing of this proxy statement, none of Parent, Merger Sub or any of their respective affiliates (as defined under Rule 405 of the Securities Act), except for the PSC Stockholder (and any Equity Securities issued to applicable directors of the Company as equity awards), beneficially own any shares of Company Common Stock.” However, you disclose on page 89 that “PSC Echo GP, LLC … may be deemed to beneficially own the shares of Company Common Stock held by PSC Echo, LP.” Please advise or revise to address this apparent discrepancy.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 71 of the Amended Proxy Statement accordingly to revise this discrepancy.
Please do not hesitate to contact Michael Gilson at (212) 450-3220 or michael.gilson@davispolk.com if you have any questions regarding the foregoing or if we can provide any additional information.
Very truly yours,

/s/ Michael Gilson
Michael Gilson

December 28, 2023	4